

July 1, 2015

David Tonnel, SVP, Finance and Controller
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland 1214

Re: **Transocean Ltd.**
Form 10-K/A for the Fiscal Year ended December 31, 2014
Filed March 13, 2015
File No. 000-53533

Dear Mr. Tonnel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2014

Critical Accounting Policies and Estimates, page 57

Property and Equipment, page 59

Long-lived asset impairment, page 60

1. We note your disclosure that you may be required to recognize impairments of the carrying amount of one or more of your asset groups under certain circumstances. Supplementally, identify for us any of your asset groups that are at risk for future impairment. Separately, for each such asset group, revise your disclosure to provide the following information, or explain to us why additional disclosure is not necessary:

   • The percentage by which undiscounted cash flows exceeded the underlying carrying value of the asset group as of the most recent assessment of recoverability;

   • The carrying value of the asset group;

- A description of the key assumptions underlying the undiscounted cash flows and how the key assumptions were determined; and

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible.

Please refer to the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty, and the guidance in Section V of SEC Release 34-48960, which states that under existing MD&A requirements a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant